Registration No. 333-27415
                                               Filed Pursuant to Rule 424(b)3











                                 The WICOR, Inc.
                            Direct Stock Purchase and
                           Dividend Reinvestment Plan






                                     [LOGO]







                                                                   Prospectus
                                                                 May 28, 1997

                                Table of Contents

                                                                         Page


   The WICOR, Inc. Direct Stock Purchase and Dividend Reinvestment Plan     1

   WICOR, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1
   Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2
   Administrator . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2
   Inquiries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3
   Plan Service Fees . . . . . . . . . . . . . . . . . . . . . . . . . .    3
   Enrollment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4
   Investment Options  . . . . . . . . . . . . . . . . . . . . . . . . .    4
   Purchasing Shares through the Plan  . . . . . . . . . . . . . . . . .    6
   Selling Shares through the Plan . . . . . . . . . . . . . . . . . . .    6
   Safekeeping of Your Stock Certificates and Book Entry . . . . . . . .    7
   Gifts or Transfers of Shares  . . . . . . . . . . . . . . . . . . . .    7
   Issuance of Certificates  . . . . . . . . . . . . . . . . . . . . . .    8
   Tracking Your Investments . . . . . . . . . . . . . . . . . . . . . .    8
   U.S. Federal Income Tax Information . . . . . . . . . . . . . . . . .    9

   Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
        Available Information  . . . . . . . . . . . . . . . . . . . . .   10
        Stock Splits, Stock Dividends and Other Distributions  . . . . .   11
        Voting of Proxies  . . . . . . . . . . . . . . . . . . . . . . .   11
        Responsibility of the Administrator and WICOR  . . . . . . . . .   11
        Legal Matters  . . . . . . . . . . . . . . . . . . . . . . . . .   11
        Plan Modification or Termination . . . . . . . . . . . . . . . .   12
        Change of Eligibility; Termination . . . . . . . . . . . . . . .   12
        Foreign Participation  . . . . . . . . . . . . . . . . . . . . .   12
        Independent Public Accountants . . . . . . . . . . . . . . . . .   12

                                 The WICOR, Inc.
                              Direct Stock Purchase
                                        &
                           Dividend Reinvestment Plan



           The WICOR Plan promotes long-term ownership in WICOR, Inc.



    The plan offers-                     You-

    -    a simple, cost-effective way    -    do not have to be a current
         to make your initial purchase        WICOR shareholder to
         of WICOR common stock;               participate;

    -    a way to increase your          -    can begin participating with
         holdings in WICOR by                 an initial investment of $500
         reinvesting your cash                or more; and
         dividends; and

    -    the opportunity to buy          -    do not have to return a new
         additional shares through            enrollment form if you are
         optional cash investments            currently participating


                                   WICOR, Inc.
                            626 East Wisconsin Avenue
                           Milwaukee, Wisconsin  53202
                                 (414) 291-7026



   Neither the SEC nor any state securities regulators have approved or disapproved these securities or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

   The WICOR, Inc. Direct Stock Purchase and Dividend Reinvestment Plan

   The WICOR, Inc. Direct Stock Purchase and Dividend Reinvestment Plan promotes long-term ownership in WICOR, Inc. by offering:

        - A simple, cost-effective method for making your initial purchase of WICOR common stock;

        - A way to increase your holdings in WICOR by reinvesting your cash dividends; and

        - The opportunity to purchase additional shares by making optional cash investments.

   You do not have to be a current shareholder of WICOR to participate in the Plan. You can purchase your first shares of WICOR stock through the Plan by making an initial investment of $500 or more. The Plan has been revised effective June 1, 1997 to expand the features available to participants. Participants in WICOR's dividend reinvestment and stock purchase plan on May 31, 1997, will continue to be enrolled in the revised Plan and need not send in an enrollment form or take any other action unless they want to make a change in their elections under the Plan.

   WICOR, Inc.

   WICOR is a Wisconsin corporation with two principal business groups: natural gas distribution and related services, and manufacturing of pumps and fluid processing equipment. WICOR engages in natural gas distribution through Wisconsin Gas Company, the oldest and largest natural gas distribution utility in Wisconsin. WICOR also engages in the manufacture and sale of pumps and fluid handling and filtration equipment through several nonutility subsidiaries. This equipment is primarily used in water system, pool and spa, agricultural, RV/marine, industrial and beverage/food service applications.

   Summary

   - Enrollment: New shareholders can join by making an initial investment of at least $500. Shareholders enrolled in WICOR's dividend reinvestment and stock purchase plan on May 31, 1997 will continue to be enrolled in the revised Plan. No action is required for current participants. Other existing WICOR shareholders can participate by submitting a completed WICOR Plan enrollment form. If your shares are held in a brokerage account, you may participate directly by registering some or all of your shares in your name.

   - Reinvestment of Dividends: You can reinvest all or a portion of your cash dividends toward the purchase of additional shares of WICOR stock without paying trading fees. In order to take advantage of the dividend reinvestment option, you must elect to reinvest the dividends on at least ten shares.

   - Optional Cash Investments: After you are enrolled in the Plan, you can buy additional shares of WICOR stock without paying any fees. You can invest a minimum of $100 at any one time, up to a maximum of $10,000 per calendar month. You can pay by check or have your optional cash investment automatically withdrawn from your bank account.

   - Full Investment: Full investment of your optional cash investments and dividends is possible because WICOR will credit your account with both whole and fractional shares. WICOR pays dividends on both whole shares and fractional shares participating in the Plan.

   - Safekeeping of Certificates: You can deposit your WICOR stock certificates with ChaseMellon Shareholder Services, an affiliate of the Plan's Administrator, for safekeeping at no cost to you. A certificate for your shares will be sent to you, free of charge, upon request.

   - Gifts or Transfers of Shares: You can give or transfer your WICOR shares to others.

   - Sell Shares Conveniently: If you choose to sell the WICOR stock held in your Plan account, you will generally pay fees lower than those typically charged by stockbrokers.

   - Tracking Your Investment: You will receive a statement after each transaction you make under the Plan. These statements will provide the details of the particular transaction and show the share balance in your Plan account.

   Administrator

   The Chase Manhattan Bank will administer the Plan and act as Agent for the participants. The Chase Manhattan Bank has designated its affiliates, ChaseMellon Shareholder Services, L.L.C. and Chase Securities, Inc., and other agents to perform certain services for the Plan. These companies will purchase and hold shares of stock for Plan participants, keep records, send statements and perform other duties required by the Plan.

   Inquiries

   For information about the Plan contact ChaseMellon Shareholder Services:

         Call ChaseMellon Shareholder Services:   (800) 621-9609
         Outside the United States call collect:  (212) 946-7101

         Website address:                         www.chasemellon.com
         E-mail address:                          info@chasemellon.com

   Written requests and notices should be mailed as follows:

    Send correspondence and all          Send Optional Cash Investments to:
    requests except Optional Cash
    Investments to:                      ChaseMellon Shareholder Services
                                         Optional Cash Investments
    ChaseMellon Shareholder Services     P. O. Box 382009
    P. O. Box 750                        Pittsburgh, PA  15250
    Pittsburgh, PA  15230
                                         Make check or money order payable
    Please include your daytime          to The Chase Manhattan Bank in
    telephone number.                    U.S. dollars.  Please use the
                                         transaction stub at the bottom of
                                         your statement.

   Plan Service Fees

   Enrollment Fee for new investors  . . . . . . . . . . . . . . .  No Charge
   Purchase of Shares  . . . . . . . . . . . . . . . . . . . . . .  No Charge
   Sale of Shares (partial or full):
        Transaction Fee  . . . . . . . . . . . . . . $15 per sale transaction
        Trading Fee  . . . . . . . . . . . . . . . . . . . .  $0.12 per share
   Reinvestment of Dividends . . . . . . . . . . . . . . . . . . .  No Charge
   Optional Cash Investments via check or Automatic Investment . .  No Charge
   Gift or Transfer of Shares  . . . . . . . . . . . . . . . . . .  No Charge
   Safekeeping of Stock Certificates . . . . . . . . . . . . . . .  No Charge
   Certificate Issuance  . . . . . . . . . . . . . . . . . . . . .  No Charge
   Returned checks or rejected Automatic Investment requests . . $25 per item Duplicate Statements
        Current year . . . . . . . . . . . . . . . . . . . . . . .  No Charge
        Prior year(s)  . . . . . . . . . . . . . . . .  $20 flat fee per year

   The Administrator will deduct the applicable fees from the proceeds from a sale of shares held in your account.

   Enrollment

   You are eligible to participate in the Plan if you meet the requirements outlined below. If you live outside the U.S., you should first determine if there are any governmental regulations that would prohibit your participation in the Plan.

   - If you do not currently own any WICOR stock, you can join the Plan by making an initial investment of at least $500, but not more than $10,000. You can get started in the Plan by returning a completed Plan enrollment form to ChaseMellon Shareholder Services along with your check or money order payable to The Chase Manhattan Bank. The Administrator will arrange for the purchase of shares for your account but will not pay interest on amounts held until they are invested. Please allow a minimum of two weeks for your account to be established, initial shares to be purchased and a statement mailed to you. (See "Purchasing Shares through the Plan" on page 7.)

   - If you already own WICOR stock and the shares are registered in your name, you may join the Plan by returning a completed Plan enrollment form to ChaseMellon Shareholder Services. Participants in WICOR's dividend reinvestment and stock purchase plan on May 31, 1997, will continue to be enrolled in the Plan and need not send in an enrollment form or take any other action unless they want to make a change in their elections under the Plan.

   - If your shares are held in a brokerage, bank or other intermediary account, and you wish to participate directly in the Plan, you should direct your broker, bank, or trustee to register some or all of your WICOR shares directly in your name. You can then get started in the Plan by returning a completed enrollment form to ChaseMellon Shareholder Services.

   Investment Options

   - Dividend Reinvestment: You can choose to reinvest all or a portion of the regular cash dividends paid on your shares held in the Plan toward the purchase of additional shares of WICOR stock. To participate in the reinvestment feature of the Plan, you must elect to reinvest the dividends on a minimum of ten shares. If the number of shares on which dividends are reinvested falls below ten shares, the Administrator will pay the full amount of the dividend to you and your participation in the dividend reinvestment feature of the Plan will be suspended until such time as the number of shares on which dividends are reinvested once again equals or exceeds ten shares. Participants in WICOR's dividend reinvestment and stock purchase plan on May 31, 1997, will not be subject to the ten share minimum until their participation in the Plan exceeds ten shares.

   You can change your dividend reinvestment election at any time by notifying ChaseMellon Shareholder Services. For a particular dividend to be reinvested, your notice must be received prior to the record date for that dividend. (The record date is normally 21 days prior to the payment date.)

   If you elect to reinvest your dividends, you must choose one of the following when completing the Dividend Reinvestment section of the enrollment form:

        - Full Dividend Reinvestment. Purchase additional shares by reinvesting all of your cash dividends.

        - Partial Dividend Reinvestment. Select the whole percentage of the shares you hold in the Plan for which dividends will be reinvested.

             Deposit Cash Dividends Electronically: If you choose partial dividend reinvestment, you can have the cash dividends to be paid to you deposited directly to your bank account by completing the appropriate sections of the enrollment form or notifying ChaseMellon Shareholder Services. Requests for direct deposit will be acted upon as soon as possible after they are received. You can change your direct deposit or discontinue this feature by notifying ChaseMellon Shareholder Services.

   If you do not elect to reinvest your dividends, all cash dividends will be paid to you by check or electronic deposit, depending upon your election under the Plan.

   - Optional Cash Investments: You can purchase additional shares of WICOR stock by using the Plan's optional cash investment feature. To participate in this optional feature, you must invest at least $100 at any one time and cannot invest more than $10,000 in a calendar month.
   Interest will not be paid on amounts held pending investment.

        By Check or Money Order: You may make optional cash investments by sending a check or money order payable to The Chase Manhattan Bank. Do not send cash. To facilitate processing of your investment, please use the transaction stub located on the bottom of your most recent account statement. Mail your investment and transaction stub to the address specified on the statement. You may not sell or withdraw shares purchased by check for a period of 15 calendar days from the receipt of the check. This limitation on withdrawal or sale may be waived in individual cases by WICOR in its sole discretion. A $25 fee will be charged against your account for a check that is returned for insufficient funds.

        By Automatic Withdrawal from your Bank Account: If you wish to make regular monthly purchases, you can authorize an automatic monthly withdrawal from your bank account. This feature enables you to make periodic investments without writing a check. Funds will be deducted from your account on the 15th day of each month. If this date falls on a bank holiday or weekend, funds will be deducted on the next business day. Please allow four to six weeks for the first automatic monthly withdrawal to start. You must notify ChaseMellon Shareholder Services in writing to change or terminate automatic withdrawal. A fee of $25 will be charged against your account for an automatic withdrawal which fails due to insufficient funds.

   Purchasing Shares through the Plan

   - Purchase Intervals: The Administrator will make arrangements to use initial and optional cash investments to purchase WICOR shares on behalf of Plan participants as promptly as practical and at least once each week. The Administrator will use reinvested dividends to purchase shares on a quarterly basis. Purchases may be made over a number of days to meet the requirements of the Plan.

   -  Source and Pricing of Shares:

        Source of shares: Stock needed to meet the requirements of the Plan will, at WICOR's option, either be purchased in the open market or issued directly by WICOR from authorized but unissued shares or treasury shares. WICOR intends to use the proceeds from any newly issued shares for general corporate purposes.

        Shares purchased in the open market: If the shares are purchased in the open market, your price per share will be the weighted average price of all shares purchased to satisfy Plan requirements. Trading fees incurred by the Plan for purchases will be paid by WICOR and will be reported to you as taxable income. All fractional shares will be calculated to four decimals and credited to your account.

        Shares purchased from WICOR: If the shares are purchased from WICOR, your price per share for initial and optional cash investments will be the average of the daily high and low sale prices quoted on the New York Stock Exchange (NYSE) Composite Transactions listing for the day the shares are purchased. For quarterly reinvestment of dividends, your price per share will be the average of the daily high and low sale prices quoted on the NYSE Composite Transactions listing for the three-day period surrounding the dividend payment date. If there is no trading of WICOR stock on the NYSE for a substantial period of time during the pricing period, then the price per share will be determined by WICOR on the basis of such market quotations as it considers appropriate.

   - Timing and control: Because the Administrator will arrange for the purchase of shares on behalf of the Plan, neither WICOR nor any participant in the Plan has the authority or power to control either the timing or pricing of shares purchased or the selection of the broker making the purchases. Therefore, you will not be able to precisely time your purchases through the Plan, and will bear the market risk associated with fluctuations in the price of WICOR's stock. That is, if you send in an initial or optional cash investment, it is possible that the market price of WICOR stock could go up or down before the broker purchases stock with your funds. In addition, you will not earn interest on initial or optional cash investments for the period before the shares are purchased.

   Selling Shares through the Plan

   You can sell any number of shares held in your Plan account by notifying ChaseMellon Shareholder Services. The Administrator will arrange for sales to be made at least weekly. Sales may be made more frequently if volume dictates. The sale price will be the weighted average price of all shares sold for Plan participants during that period. You will receive the proceeds of the sale less a $15 sales transaction fee, a trading fee, and any required tax withholdings. (See "Plan Service Fees" on page 4.)

   You can choose to sell your shares through a stockbroker of your choice, in which case you should request a certificate for your shares from ChaseMellon Shareholder Services. (See "Issuance of Certificates" on page 10.)

   Please note that if your total holdings fall below one share, the Administrator will liquidate the fractional share, remit the proceeds to you, less any applicable fees and close your Plan account.

   - Timing and control: Because the Administrator will sell the shares on behalf of the Plan, neither WICOR nor any participant in the Plan has the authority or power to control the timing or pricing of shares sold or the selection of the broker making the sales. Therefore, you will not be able to time precisely your sales through the Plan, and will bear the market risk associated with fluctuations in the price of WICOR's stock. That is, if you send in a request to sell shares, it is possible that the market price of WICOR stock could go down or up before your shares are sold.

   Safekeeping of Your Stock Certificates and Book Entry

   Shares of WICOR stock that you buy under the Plan will be maintained in your Plan account for safekeeping in book entry form. You will receive a periodic statement detailing the status of your holdings. For more information, see "Tracking Your Investments" on page 10. Any WICOR shareholder who becomes a Plan participant may use the Plan's "safekeeping" service to deposit his or her WICOR stock certificates at no cost. Safekeeping is beneficial because you no longer bear the risk and cost associated with the loss, theft or destruction of stock certificates. With safekeeping, you have the option of receiving cash dividends, reinvesting your dividends (provided that you reinvest the dividends on a minimum of ten shares) or taking advantage of the sale of shares feature of the Plan. Certificates will be issued only upon written request to ChaseMellon Shareholder Services. (See "Issuance of Certificates" on page 10.)

   To use the safekeeping service, send your certificates to ChaseMellon Shareholder Services by registered mail with written instructions to deposit them in safekeeping. If you use registered mail, your certificates will be automatically covered by an Administrator blanket bond up to the first $100,000 of value. Please do not endorse the certificates or complete the assignment section.

   Gifts or Transfers of Shares

   You can give or transfer WICOR shares to anyone you choose by:

        - Making an initial $500 cash investment to establish an account in the recipient's name; or
        - Submitting an optional cash investment on behalf of an existing participant in the Plan in an amount not less than $100 nor more than $10,000; or
        -    Transferring shares from your account to the recipient.

   You must transfer a whole number of shares unless you transfer your entire account. You may transfer shares to new or existing shareholders. ChaseMellon Shareholder Services will automatically place such new accounts in full dividend reinvestment status, providing the new account has a minimum of ten shares. New participants, at their discretion, may elect another option. If you participate in dividend reinvestment and your request to either transfer all of your shares or make a partial sale and transfer the balance of your shares is received between the ex-dividend and the dividend payment date, the processing of your request may be held until after your account is credited with reinvested dividends. This hold period could be as long as four weeks.

   Upon requesting a gift or transfer, you must have your signature guaranteed by a financial institution participating in the Medallion Guarantee program. The Medallion Guarantee program ensures that the individual signing the transfer request or certificate is in fact the registered owner as it appears on the transfer request, stock certificate or stock power. You should contact your bank or broker for more information regarding the Medallion Guarantee program.

   If you need additional assistance, please call ChaseMellon Shareholder Services at (800) 621-9609.

   Issuance of Certificates

   You can withdraw all or some of the shares from your Plan account by notifying ChaseMellon Shareholder Services.

   Certificates will be issued for whole shares only. In the event your request involves a fractional share, a check (less any applicable fees) for the value of the fractional share will be mailed to you. You should receive your certificate within two to three weeks of mailing your request.

   Certificates will be issued in the name(s) in which the account is registered, unless otherwise instructed. If the certificate is issued in a name other than your Plan account registration, the signature on the instructions or stock power must be guaranteed by a financial institution participating in the Medallion Guarantee program, as described above.

   Tracking Your Investments

   If you participate in dividend reinvestment, ChaseMellon Shareholder Services will mail you a quarterly statement showing all transactions (shares, amounts invested, purchase prices) for your account including year-to-date and other account information. Supplemental statements or notices will be sent when you make an initial or optional cash investment or a deposit, transfer or withdrawal of shares.

   If you do not participate in dividend reinvestment, ChaseMellon Shareholder Services will mail you a statement or notice confirming any transactions you make. If you continue to be enrolled in the Plan, but have no transactions, ChaseMellon Shareholder Services will mail you an annual statement reflecting your holdings.

   Please retain your statements to establish the cost basis of shares purchased under the Plan for income tax and other purposes. A $20 flat fee per year will be charged for all prior year duplicate statement requests.

   You should notify ChaseMellon Shareholder Services promptly of any change in address since all notices, statements and reports will be mailed to your address of record. You will not be permitted to sell or withdraw shares from the Plan for a period of 15 calendar days following a change in address. This limitation on withdrawal or sale may be waived in individual cases by WICOR in its sole discretion.

   U.S. Federal Income Tax Information

   The following is a summary of the general U.S. Federal income tax consequences for individuals participating in the Plan. This summary is not a comprehensive summary of all of the U.S. Federal income tax considerations that may be relevant to a participant in the Plan. Therefore, you are urged to consult your tax advisor regarding the consequences of participation in the Plan (including, without limitation, state income tax consequences of participating in the Plan).

      Reinvested Dividends and Plan Expenses: You will be taxed on cash dividends reinvested under the Plan even though you have not actually received them in cash. You will receive an annual statement from the Administrator indicating the amount of reinvested dividends reported to the U.S. Internal Revenue Service as dividend income. This statement will also report as taxable income any trading fees paid by WICOR on your behalf for purchases of shares.

   You should not be treated as receiving an additional taxable distribution relating to your pro rata share of those fees of the Administrator or other costs of administering the Plan which are paid by WICOR. There is no assurance, however, that the Internal Revenue Service will concur with this position. WICOR does not currently intend to seek formal advice from the Internal Revenue Service on this issue.

   - Transfer of Shares: You will not realize gain or loss for U.S. Federal income tax purposes upon the transfer of shares to the Plan or the withdrawal of whole shares from the Plan. You will, however, generally realize gain or loss upon the sale of shares (including the receipt of cash for fractional shares) held in the Plan.

   - Withholding: Plan participants who are non-resident aliens or non-U.S. corporations, partnerships or other entities generally are subject to a withholding tax on dividends paid on shares held in the Plan. The Administrator is required to withhold from dividends paid the appropriate amount required by U.S. Treasury regulations. Any withholding tax may be determined by treaty between the U.S. and the country in which such participant resides. In addition, certain domestic Plan participants may be subject to backup withholding. The amount of any dividends, net of any applicable withholding tax, will be credited to your Plan account and either invested in additional WICOR stock or paid to you, depending upon your election under the Plan.

   Miscellaneous

   Available Information
   WICOR files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information WICOR files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. WICOR's SEC filings are also available to the public from commercial document retrieval services, on the World-wide Web at "http://www.prnewswire.com," and at the website maintained by the SEC at "http://www.sec.gov."

   The SEC allows WICOR to "incorporate by reference" the information it files with the SEC, which means that WICOR can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. The documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the Plan is terminated comprise the incorporated documents:

   (a)  Annual Report on Form 10-K for the year ended December 31, 1996.

   (b)  Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

   (c) Registration Statement on Form 8-A under the Securities Exchange Act of 1934 with respect to WICOR's common stock, including any amendments or reports filed to update such registration statement.

   (d) Registration Statement on Form 8-A under the Securities Exchange Act of 1934 with respect to WICOR's common stock purchase rights, including any amendments or reports filed to update such registration statement.

   Upon request WICOR will provide, without charge, a copy of any or all of the documents incorporated by reference in this document (other than exhibits to such documents, unless the exhibits are specifically incorporated by reference in such documents). Requests for copies should be directed to WICOR Investor Relations, 626 East Wisconsin Avenue, Milwaukee, Wisconsin 53202 (Telephone: (414) 291-7026 or (800) 236-3453).

   You should rely only on the information incorporated by reference or provided in this prospectus or in any prospectus supplement. WICOR has not authorized anyone to provide you with different or additional information. WICOR is not making an offer to sell stock in any state or country where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

   Stock Splits, Stock Dividends and Other Distributions
   Your account will be adjusted to reflect the receipt of any stock received in a stock dividend, stock split or similar transaction. In the event that stock rights issued by WICOR are redeemed, the funds received will be invested in additional shares of WICOR common stock or paid directly to you, depending on your election under the Plan.

   Voting of Proxies
   WICOR will mail you proxy materials including a proxy card representing both the shares for which you hold certificates and the shares, full and fractional, in your Plan account. The proxy will be voted as indicated by you. If you do not return the proxy card or if you return it unsigned, none of your shares will be voted.

   Responsibility of the Administrator and WICOR
   Neither WICOR nor the Administrator will be liable for any act they do in good faith or for any good faith omission to act. This includes, without limitation, any claims for liability:

        - for failure to terminate your account upon your death prior to receiving written notice of such death; or

        - relating to purchase or sale prices reflected in your Plan account or the dates of purchase or sale of your Plan shares; or

        - for any fluctuation in the market value after purchase or sale of shares.

   The payment of dividends is at the discretion of WICOR's Board of Directors and will depend upon future earnings, the financial condition of WICOR, regulatory limitations and other factors. The Board may change the amount and timing of dividends at any time without notice.

   Neither WICOR nor the Administrator can assure you a profit or protect you against a loss on the shares you purchase under the Plan.

   Legal Matters
   Foley & Lardner, WICOR's outside counsel, has given its opinion regarding the validity of the WICOR stock covered by this prospectus. Jere D. McGaffey, a partner of Foley & Lardner, is a director of WICOR. As of April 30, 1997, certain attorneys at Foley & Lardner who participated in the preparation of this prospectus (including Mr. McGaffey) owned a total of 3,206 shares of WICOR stock.

   Plan Modification or Termination
   WICOR reserves the right to suspend, modify or terminate the Plan at any time. You will receive notice of any suspension, material modification or termination of the Plan. WICOR and the Administrator also reserve the right to change any administrative procedures of the Plan.

   Change of Eligibility; Termination
   WICOR reserves the right to deny, suspend or terminate participation by a shareholder who is using the Plan for purposes inconsistent with the intended purpose of the Plan. In such event, ChaseMellon Shareholder Services will notify the participant in writing and will continue to safekeep the participant's shares but will no longer accept optional cash investments or reinvest dividends on those shares. ChaseMellon Shareholder Services will issue a certificate to you upon written request.

   Foreign Participation
   If you live outside of the U.S., you should first determine if there are any laws or governmental regulations that would prohibit your participation in the Plan. WICOR reserves the right to terminate participation of any shareholder if it deems it advisable under any foreign laws or regulations.

   Independent Public Accountants
   The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.